Exhibit 99.2

120 Collins Street Melbourne 3000 Australia T +61(0) 3 9283 3333 F +61(0) 3 9283 3707
Media release

Kestrel Mine Extension starts production

12 July 2013

Coal production has started at the Kestrel Mine Extension, a US$2 billion dollar project near Emerald in central Queensland.

The extension will add 20 years to the life of the Rio Tinto managed Kestrel Mine, the company’s only underground coal operation.

Kestrel Mine general manager operations John Coughlan said “After four years of construction, seeing the longwall cutting coal is an exciting milestone and marks the start of a long future for Kestrel Mine. We process high quality coking coal for export using the longwall method and expect to see our first shipment from this new area of the mine leave Australia in coming weeks.

“Over the coming year and a half we’ll see a gradual transition of production as our existing operation, known as Kestrel North, winds down and the new Kestrel South operation ramps up. Kestrel South is expected reach full capacity by the end of 2014 and produce an average of 5.7 million tonnes per annum over the next 20 years.”

The Kestrel Mine Extension project involved the construction of a new longwall, infrastructure such as a 7.9 kilometre overland conveyor and upgrades to the existing Coal Handling and Preparation Plant. This will allow a new series of underground panels to be mined to the south of the existing operation.

“Our new 375 metre longwall was fully assembled for testing on the surface before being pulled back apart to go underground. This longwall will deliver a range of safety and production improvements, including automation” Mr Coughlan said.

“Not only will this 20-year extension provide a secure future for our workforce of more than 400 employees and long term supply for our customers, it will allow Kestrel Mine to continue its significant contribution to the community. In 2012, our operation purchased goods and services from 169 suppliers in the region, injecting over $130 million into the local economy. Since 2003, more than $2 million has been invested in local community projects through the Kestrel Mine Community Development Fund and the Kestrel Mine Aboriginal Community Development Fund.”

Kestrel Mine’s main export customers are in Japan, Korea, Taiwan, Europe, India and China.

Rio Tinto Coal Australia manages Kestrel Mine on behalf of the joint venture partners Queensland Coal Pty Limited and Mitsui Kestrel Coal Investment.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Kestrel Mine extension facts:

  Kestrel Mine has been operated by Rio Tinto since 1999.

  Coal has been mined out in the “100 series” and “200 series” underground development panels and the “300 series” panels are now being finished.

  Kestrel South is expected to mine the “400 series” panels until 2032. The mine has around 115 million tonnes in coal reserves, providing options for ongoing mining.

  Construction of Kestrel South started in August 2008 and will be fully complete in September 2013.

  The extension uncovered its first glimpse of coal in July 2011 at a depth of around 250 metres.

  It has taken more than six million man hours to build and more than 3400 tonnes of steel have been used.

  At its peak in February/March 2013, the construction of the extension provided work for around 1500 employees and contractors.

  The EL3000 Caterpillar shearer on the longwall is capable of cutting at a nameplate capacity of 5000 tonnes per hour. It was painted pink to symbolise a new partnership that Rio Tinto forged with the McGrath Foundation and Caterpillar to support breast care patients and their families late last year

  The 7.9 kilometre overland conveyor carries 3500 tonnes of coal per hour.

  Each coal train will carry 8400 tonnes of coal, travelling 300km from Kestrel Mine to the Port of Gladstone.

About Rio Tinto Coal Australia

Rio Tinto Coal Australia has been an important contributor to Queensland’s community and economy for over a quarter of a century and today manages two open cut mines and one underground mine. We aim to achieve shared value with members of the communities in which we operate. Our operations create not only economic value – but value for society by addressing communities’ needs and challenges.

In 2012 our operations employed more than 2300 employees and spent over $2.3 billion with close to 1700 Queensland businesses. To date our community development funds have invested more than $11 million into Queensland community projects and partnerships in areas including health, training and education, along with additional investments. Rio Tinto Coal Australia partners with the community to build stronger, smarter and more sustainable communities around our operations.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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